Exhibit 99.2

THE MOYES FAMILY STOCKHOLDERS AGREEMENT DATED AS OF APRIL 9, 2017

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THIS STOCKHOLDERS AGREEMENT, dated as of April 9, 2017 (this “Agreement”), among (i) Swift Transportation Company (to be renamed Knight-Swift Transportation Holdings Inc.), a Delaware corporation (the “Company”), and (ii) Jerry Moyes (“Jack”), Vickie Moyes (“Jack Spouse”), Jerry and Vickie Moyes Family Trust Dated 12/11/87, an Arizona grantor trust (the “JVMFT”), LynDee Moyes Nester, Michael Moyes, and the Persons that may join this Agreement from time to time in accordance with Section 4.01(a) or Section 5.15 (collectively, the “Stockholders”).  Capitalized terms are defined in Section 1.01.
WHEREAS, concurrently herewith, the Company, Knight Transportation, Inc., an Arizona corporation (“Rook”), and Bishop Merger Sub, Inc., an Arizona corporation and a wholly owned Subsidiary of the Company (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, modified or supplemented from time to time, the “Merger Agreement”), pursuant to which the parties thereto have agreed to effect a business combination by means of (i) an amendment and restatement of the certificate of incorporation of the Company pursuant to which, among other things, the Company’s corporate name will change to “Knight-Swift Transportation Holdings Inc.” and each issued and outstanding share of Company Common Stock and Company Class B Common Stock will be treated as provided therein; and (ii) a subsequent merger of Merger Sub with and into Rook (the “Merger”), in accordance with the terms of the Merger Agreement, pursuant to which Rook will survive as a wholly owned Subsidiary of Bishop and, except as set forth therein, each issued and outstanding share of common stock, par value $0.01 per share, of Rook will be converted into the right to receive one (1) share of Company Common Stock, all on the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS, the Board of Directors has approved the execution, delivery and performance of this Agreement; and
WHEREAS, the Company and the Stockholders desire to establish in this Agreement certain arrangements to be effective upon the Effective Time with respect to the Shares beneficially owned by the Stockholders and certain agreements with respect to the corporate governance of the Company, the acquisition and the disposition of securities of the Company by the Stockholders and their affiliates and other matters.
NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, hereby agree as follows:
ARTICLE I

 DEFINITIONS
SECTION 1.01.          Definitions.  As used in this Agreement, the following terms shall have the following meanings:
An “affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  Neither the Company nor any of its Subsidiaries, on the one hand, nor any

Stockholder, Specified Entity, nor any of their respective Subsidiaries, on the other hand, shall be deemed an affiliate of the other for purposes of this Agreement.
“Agreement” has the meaning set forth in the preamble to this Agreement.
“beneficial owner” and words of similar import have the meaning assigned to such terms in Rule 13d-3 promulgated under the Exchange Act; provided that, for purposes of this Agreement, a Person shall be deemed to beneficially own the Shares underlying any options, warrants or convertible, exchangeable or similar securities, whether or not such options, warrants or convertible, exchangeable or similar securities are then (or within 60 days will be) exercisable, convertible or exchangeable for or into Shares.
“Board” or “Board of Directors” means the Board of Directors of the Company, except where the context requires otherwise.
“Business Day” means (i) for so long as Shares are listed or admitted for trading on the NYSE or another national securities exchange, a day on which the NYSE or such other national securities exchange is open for business and trading in Shares is not suspended or restricted or (ii) if Shares cease to be so listed, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by Law or executive order to close.
“Bylaw/Charter Proposals” means proposals to amend the Company’s by-laws to eliminate the last four sentences of Article III, Section 6 thereof and to amend the certificate of incorporation and by-laws of the Company to eliminate the references therein to “Permitted Holders” and “Affiliated Persons.”
“CFL” means Central Freight Lines, Inc., a Nevada corporation.
“Company” has the meaning set forth in the preamble to this Agreement and shall include any successor by merger or consolidation.  In the event that the Company is a constituent corporation in a merger pursuant to Section 251(g) of the General Corporation Law of the State of Delaware (or any successor provision thereto) or any equivalent provision of the laws of another jurisdiction of the United States, the holding company resulting therefrom shall thereafter constitute the Company for purposes hereof.
“Company Class B Common Stock” means the Class B common stock, par value $0.01 per share, of the Company.
“Company Common Stock” means the Class A common stock, par value $0.01 per share, of the Company.
“Delaware Courts” has the meaning assigned to such term in Section 5.08.
“Designation Deadline” has the meaning assigned to such term in Section 2.01(b).
“Designation Period” means the period of time between the Effective Time and the time that the Stockholders Voting Percentage Interest first drops below 5%.

“Director” means a member of the Board of Directors.
“Effective Time” means the effective time of the Merger.
“Equity Security” means (a) any Shares and (b) any options, warrants or convertible, exchangeable or similar securities exercisable, convertible or exchangeable for or into Shares, whether or not such options, warrants or convertible, exchangeable or similar securities may be then exercised, converted or exchanged.
“Excess Shares” has the meaning assigned to such term in Section 3.03(a).
“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended.
“Existing Share Agreements” has the meaning assigned to such term in Section 2.01(g).
“Family” means, with respect to any natural person, such person’s lineal descendants (whether by blood or marriage), such person’s ancestral forebears and any current spouse of such person.”
“Gary Designator” means Gary J. Knight or any successor to the role of Gary Designator appointed by a Designator stepping down from such role; provided that any successor to such role shall be subject to the approval of the Majority Directors, such approval not to be unreasonably withheld or conditioned.  If a Gary Designator steps down from such role, dies or becomes incapacitated without appointing a successor to such role, then the Majority Directors shall be entitled to appoint such successor.
“Group” means any “group” as defined in Section 13(d)(3) of the Exchange Act (it being agreed that a party may be deemed a member of a “group” for purposes of this Agreement whether or not such party beneficially owns any Equity Securities of the other party, irrespective of whether such party would otherwise be deemed a member of a “group” for purposes of the Exchange Act due to the absence of such beneficial ownership).
“Governmental Entity” means any transnational, Federal, state, local or foreign government, or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any national securities exchange or national quotation system on which equity securities issued by the Company or any of its Subsidiaries are listed or quoted.
“Independent Director” means a Director of the Company who qualifies as an “independent director” of the Company under (a) (i)  Rule 303A.02 under the NYSE Listed Company Manual, as such rule may be amended, supplemented or replaced from time to time, or (ii) if the Company is not listed on the NYSE, any comparable rule or regulation of the primary securities exchange or quotation system on which the Shares are listed or quoted (whether by final rule or otherwise) and (b) under Rule 10A-3 promulgated under the Exchange Act as such rule may be amended, supplemented or replaced from time to time.

“Jack” has the meaning set forth in the preamble to this Agreement.
“Jack Designator” means Jack or any successor(s) to the role of Jack Designator appointed by the Jack Designator(s) stepping down from such role; provided that any successor(s) to such role shall be subject to the approval of the Majority Directors, such approval not to be unreasonably withheld or conditioned, provided that no such approval shall be required for Mark Scudder or Earl Scudder).  If Jack dies or becomes incapacitated without appointing a Jack Designator then the individual(s) who are provided voting control over Jack’s shares in the Company under Jack’s estate plan will be entitled to appoint a Jack Designator hereunder, subject to the approval of the Majority Directors, such approval not to be unreasonably withheld or conditioned.
“Jack Spouse” has the meaning set forth in the preamble to this Agreement.
“JVMFT” has the meaning set forth in the preamble to this Agreement.
“Kevin Designator” means Kevin J. Knight or any successor to the role of Kevin Designator appointed by a Kevin Designator stepping down from such role; provided that any successor to such role shall be subject to the approval of the Majority Directors, such approval not to be unreasonably withheld or conditioned.  If a Kevin Designator steps down from such role, dies or becomes incapacitated without appointing a successor to such role, the Majority Directors shall be entitled to appoint such successor.
“Law” means any statute, law, ordinance, rule or regulation of any Governmental Entity.
“Majority Directors” means a majority of the Directors of the Company (excluding the Stockholder Directors).
“Meeting Number” means, with respect to any given meeting of stockholders of the Company, the then-applicable Stockholder Nominee Number minus the number of Stockholder Directors with a term in office that extends beyond such meeting.
“Merger” has the meaning set forth in the recitals to this Agreement.
“Merger Agreement” has the meaning set forth in the recitals to this Agreement.
“Merger Sub” has the meaning set forth in the recitals to this Agreement.
“New Share Agreements” has the meaning assigned to such term in Section 2.01(g).
“Nominating Committee” means the Nominating and Governance Committee of the Board of Directors or such other comparable committee of the Board of Directors.
“NYSE” means the New York Stock Exchange.

“Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.
“Qualified Designee” means an individual selected by the Jack Designator and approved by the Board of Directors for election or appointment as a Director, such approval not to be unreasonably withheld or conditioned; provided that (a) in determining whether to grant such approval, the Board of Directors may take into account, among other things, its views as to a selected individual’s ability to contribute to the Board of Directors, potential conflicts of interests such individual may have as a Director and the recommendations and polices of proxy advisory firms and governance advisors and (b) as of the Effective Time, the Board may not fail to approve Jack as a Director in accordance with the foregoing.  Notwithstanding anything herein to the contrary, (i) an individual shall not be a Qualified Designee in the event that, after the election of such individual as a Director at the next applicable meeting or the appointment of such individual as a Director, as applicable, there would be two (2) Stockholder Directors who do not qualify as Independent Directors, and (ii) no individual shall be a Qualified Designee unless such individual shall have agreed in writing that, if elected or appointed as a Director, he or she will abide by all policies, guidelines and codes of conduct generally applicable to non-management Directors (subject to Section 2.01(g) hereof; provided that no such individual shall be required to comply with any age limit or term limit policy, or any other policy adopted for the specific purpose of preventing such person from being a Qualified Designee) and will resign as a Director if required under Sections 2.01(d), 2.01(e) or 2.01(f).
“Registration Rights Agreement” means that certain Registration Rights Agreement, dated December 21, 2010, by and among the Company, Jack and the other parties thereto, as amended, modified or supplemented from time to time.
“Restricted Period” means any period of time from and after the Effective Time during which the Stockholders Voting Percentage Interest is equal to or in excess of 5%.
“Rook” has the meaning set forth in the recitals to this Agreement.
“Sale Transaction” means any proposed merger, consolidation, tender offer, business combination or recapitalization as a result of which the stockholders of the Company immediately prior to such transaction will hold immediately following such transaction less than a majority of the Voting Power of each of the Company, or if the Company is not the surviving parent corporation, any surviving entity in such transaction and any direct or indirect parent company thereto.
“Scheduled Committee Meeting Date” has the meaning assigned to such term in Section 2.01(b).
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder, as amended.

“Shares” means any outstanding shares of capital stock of the Company having the right to vote generally in the election of Directors of the Company.
“Specified Entities” means Cactus Holding Company, LLC, an Alaska limited liability company, Cactus Holding Company II, LLC, an Alaska limited liability company, Cactus Holding Company III, LLC, an Alaska limited liability company, M Capital Group Investors, LLC, a Delaware limited liability company, and M Capital Group Investors II, LLC, a Delaware limited liability company.  The Stockholders represent and warrant that the JVMFT, as sole manager of each Specified Entity, and Jack and Jack Spouse, as sole trustees of the JVMFT, hold the sole voting power with respect to the Shares held of record by the Specified Entities.
“Stockholder” has the meaning set forth in the preamble to this Agreement
“Stockholder Director” means a Director who was designated by the Jack Designator for election or appointment as a Director.  The parties agree that Jack (who shall be a Class III Director) and Glenn Brown (who shall be a Class I Director) shall be Directors as of the Effective Time (provided if any such individual is unwilling or unable to serve as a Director of the Company or is not a Qualified Designee as of the Effective Time, such individual shall be replaced by a Qualified Designee designated by the Jack Designator, provided that such replacement is a Qualified Designee), and such Directors shall constitute the initial Stockholder Directors.
“Stockholder Entity” means any (i) trust primarily for the benefit of one or more Stockholders, and/or members of the Family of one or more Stockholders and (ii) any other entity in which one or more of the Stockholders, members of their respective Families or any trust described in the preceding clause (i) separately or collectively hold, directly or indirectly, all of the outstanding equity interests.
“Stockholder Nominee Number” means (x) from and after the Effective Time until such time at which the Stockholders Voting Percentage Interest first drops below 12.5%, two (2) and (y) from and after the occurrence of (x) until the Stockholders Voting Percentage Interest first drops below 5%, one (1).
“Stockholders Percentage Interest” means, as of any date of determination, the percentage of all outstanding Shares that is beneficially owned by the Stockholders and Specified Entities, in the aggregate, as of such date.  Shares acquired in breach of the Support Agreement and any Shares held by children of Jack who are not Stockholders hereunder as of the date hereof shall be excluded from any calculation of the Stockholders Percentage Interest.
“Stockholders Voting Percentage Interest” means, as of any date of determination, the percentage of the outstanding Voting Power held by the Stockholders and Specified Entities as of such date, in the aggregate.  For purposes of determining whether and to what extent a Stockholder or Specified Entity is entitled to any right under this Agreement, Voting Power acquired by any of them in breach of this Agreement or the Support Agreement and Voting Power held by children of Jack who are not Stockholders hereunder as of the date hereof shall be excluded from any calculation of the Stockholders Voting Percentage Interest (unless and until Shares are Transferred to any such child of Jack by a Stockholder or a Specified Entity).

“Subsidiary” or “Subsidiaries” when used with respect to any party shall mean any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, or any organization of which such party is a general partner or managing member.
“Support Agreement” means that that certain Support Agreement, dated as of the date hereof, by and among Rook, Jack and the other parties thereto, as amended, modified or supplemented from time to time.
“Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (by operation of law or otherwise), any Shares or any interest in any Shares.  For purposes of Article IV, the Transfer (including by way of issuance, sale, disposition or any other means) of any shares of capital stock of, or other equity or beneficial interest in, any Stockholder or Specified Entity shall constitute a Transfer of Shares by such Stockholder.
“Voting Committee” shall mean a committee consisting of one person designated by the Kevin Designator, who initially shall be Kevin P. Knight, one person designated by the Gary Designator, who initially shall be Gary J. Knight, and one person designated by the Jack Designator, who initially shall be Jack.  All voting and other decisions by the Voting Committee shall require the approval of a majority of its members.
“Voting Power” means the ability to vote or to control, directly or indirectly, by proxy or otherwise, the vote of any Shares at the time such determination is made (disregarding any limitations on voting discretion and voting requirements pursuant to Section 3.03); provided, however, that a Person will not be deemed to have Voting Power as a result of an agreement, arrangement or understanding to vote such Shares if such agreement, arrangement or understanding (a) arises solely from a revocable proxy or consent given in response to a public proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act and (b) is not also then reportable by such Person on Schedule 13D under the Exchange Act (or any comparable or successor report).
ARTICLE II

 CORPORATE GOVERNANCE
SECTION 2.01.          Stockholders Designees.
(a)          Except as otherwise provided herein, in connection with each annual meeting of stockholders or other meeting or stockholders at which directors are elected of the Company occurring during the Designation Period, (i) the Jack Designator shall have the right to designate for nomination by the Board of Directors for election as Director(s) at such meeting a number of Qualified Designees, if any, equal to the Meeting Number applicable to such meeting, (ii) the Board of Directors shall include any Qualified Designee(s) designated in accordance with clause (i) above in the slate of nominees nominated by the Board of Directors for election at such meeting and recommend that the Company’s stockholders vote in favor of the election of such Qualified Designee(s) at such meeting and (iii) the Company shall solicit from its stockholders eligible to vote for the election of Directors proxies in favor of the election of such Qualified Designee(s) as Directors.
(b)          In the event that the term as a Director of any Stockholder Director(s) will end at an upcoming meeting of stockholders of the Company and the Meeting Number applicable to such upcoming meeting will exceed zero, the Company shall give the Jack Designator at least twenty (20) Business Days’ notice of the date scheduled for the meeting of the Nominating Committee (such date, the “Scheduled Committee Meeting Date”) at which the Nominating Committee will approve the slate of nominees to be nominated by the Board for election as Directors at the upcoming meeting of stockholders.  The Jack Designator shall notify the Board of Directors in writing not later than the tenth (10th) Business Day (the “Designation Deadline”) prior to the Scheduled Committee Meeting Date of a number of Qualified Designees for such upcoming meeting equal to no more than the Meeting Number applicable to such upcoming meeting.  If the Jack Designator fails to provide such written notice to the Board of Directors prior to the Designation Deadline, then the Board of Directors may deem the Jack Designator to have designated for re-election any Stockholder Director(s) whose term will end at the upcoming meeting if such Stockholder Director(s) is(are) a Qualified Designee(s).
(c)          In the event that a Stockholder Director dies or resigns during his term as Director (for avoidance of doubt, other than a resignation of such Stockholder Director in accordance with the Board’s resignation policy by reason of his or her failure to be elected or re-elected at a meeting and other than a resignation in accordance with Section 2.01(d) below) and, after giving effect to such death or resignation, the number of Stockholder Directors then in office is less than the Stockholder Nominee Number then in effect, the Jack Designator shall be entitled to designate a Qualified Designee for appointment by the Board to replace the Stockholder Director who died or resigned.  The Board of Directors shall as promptly as practicable take all necessary action to appoint such replacement designee as a Director and as a member of the same class as the Stockholder Director being replaced.
(d)          At any time that the number of Stockholder Directors is greater than the Stockholder Nominee Number then in effect, such number of Stockholder Director(s) shall submit for the Board’s consideration his, her, or their resignation as a Director(s) as is necessary so that, should the Board choose to accept such resignation(s), the number of Stockholder Directors then in office is no greater than the Stockholder Nominee Number then in effect.  In the event that there are two (2) Stockholder Directors in office and one is required to submit his or her resignation in accordance with the foregoing, the Jack Designator shall be entitled to select the Stockholder Director required to submit his or her resignation in accordance with the foregoing so long as such election is made within five (5) Business Days after the event  triggering the decrease in the Stockholder Nominee Number; if the Jack Designator fails to make such selection within such period, the Board shall be entitled to select the Stockholder Director required to submit his or her resignation.  At the end of the Designation Period, any Stockholder

Directors then in office shall submit for the Board’s consideration his, her, or their resignations as Directors.
(e)          If at any time there are two (2) Stockholder Directors and neither is an Independent Director, one (1) Stockholder Director shall submit for the Board’s consideration his or her resignation as a Director.  In such case, the Jack Designator shall be entitled to select the Stockholder Director required to submit his or her resignation in accordance with the foregoing so long as such election is made within five (5) days after the Board provides the Jack Designator with written notice that neither Stockholder Director is an Independent Director.  If the Jack Designator fails to make such selection within such period, the Board shall be entitled to select the Stockholder Director required to submit his or her resignation for their consideration.
(f)          In the event the Board of Directors determines in good faith, after considering the recommendations and polices of proxy advisory firms and governance advisors, and consulting with the Jack Designator, that it is not in the best interest of the Company for any then-Stockholder Director to remain as a Director, such Director shall submit his or her resignation as a Director and, unless otherwise determined by the Board of Directors, shall not thereafter be deemed a Qualified Designee.
(g)          The Company agrees that, so long as Jack is a Director (or otherwise subject to any policy, guideline, or code of conduct applicable to Directors), notwithstanding anything to the contrary contained in any policy, guideline or code of conduct applicable to the Directors, (i) the Shares identified on Annex  A that are currently pledged and/or hedged pursuant to the agreements identified on Annex A may continue to be pledged and/or hedged in accordance with the terms of such agreements (the “Existing Share Agreements”) and (ii) to the extent necessary to continue, renew or replace any agreement identified on Annex A upon ten (10) Business Days’ prior written notice to the Company, the Stockholders and Specified Entities may hedge or pledge additional Shares in accordance with the terms of such continuation, renewal or replacement agreement so long as the aggregate Shares covered by such continuation, renewal or replacements agreements (“New Share Agreements”) together with all of the other agreements identified on Annex  A do not exceed the number of Shares necessary to continue, replace or renew the agreements listed on Annex A as of the date hereof, including the payment of all fees and expenses associated with such continuance, renewal or replacement.
SECTION 2.02.          Certain Post-Closing Matters.
(a)          The Company agrees that after the Effective Time, to the extent not previously approved by the Board, the Board will promptly take such actions as any Stockholder may reasonably request to waive any “corporate opportunity” or similar right or interest of the Company with respect to, and to waive any conflict of interest arising from, such Stockholder’s relationship with CFL, including such Stockholder’s acquisition of an equity interest in CFL.
(b)          The Company will use its reasonable best efforts to submit to the stockholders of the Company at the first annual meeting after the Effective Time the Bylaw/Charter Proposals, the Board of Directors will recommend that the Company’s stockholders approve the Bylaw/Charter Proposals (subject to their fiduciary duties under applicable law) and the Company shall solicit from its stockholders eligible to vote for such proposals proxies in favor of approving the Bylaw/Charter Proposals.
SECTION 2.03.          Change in Law.  In the event any Law comes into force or effect (including by amendment) which conflicts with the terms and conditions of this Agreement, the parties shall negotiate in good faith to revise the Agreement to achieve the parties’ intentions set forth herein.
ARTICLE III

LIMITATIONS ON PURCHASES OF
 EQUITY SECURITIES AND OTHER ACTIONS
SECTION 3.01.          Acquisition of Shares.  Without the prior written consent of the Majority Directors, during the Restricted Period, each Stockholder shall not, and shall cause its controlled affiliates and the Specified Entities and his, her or its or his, her or its controlled affiliates’ or the Specified Entities’ respective advisors, agents and representatives (in each case, acting on such Stockholder’s or any such affiliate’s or Specified Entity’s behalf) not to, directly or indirectly (including by means of any derivative instrument, through one or more intermediaries or otherwise), acquire, agree to acquire, or make a proposal to acquire beneficial ownership of any Shares if, after giving effect to such acquisition, the Stockholders Percentage Interest would exceed by more than two (2) percentage points the Stockholders Percentage Interest as of immediately after the Effective Time; provided that the foregoing shall not prohibit the receipt by any Stockholder of a grant of Equity Securities issued to him or her by the Company in his or her capacity as an officer, director or employee of the Company.
SECTION 3.02.          Additional Limitations.  Without the prior written consent of the Majority Directors, during the Restricted Period, each Stockholder shall not, and shall cause its controlled affiliates and the Specified Entities and his, her or its or his, her or its controlled affiliates’ and the Specified Entities’ respective advisors, agents and representatives (in each case, acting on such Stockholder’s or any such affiliate’s or Specified Entity’s behalf):
(a)          seek, make or take any action to solicit, initiate or knowingly encourage, any offer or proposal for, or any indication of interest in, a merger, consolidation, tender or exchange offer, sale or purchase of assets or securities or other business combination or any dissolution, liquidation, restructuring, recapitalization or similar transaction in each case involving the Company or any of its Subsidiaries or the acquisition of any equity interest in, or a substantial portion of the assets of the Company or any of its Subsidiaries (other than the acquisition of beneficial ownership of Shares permitted under Section 3.01);
(b)          form or join or in any way participate in a Group with respect to any Shares (other than a “group” composed solely of the Stockholders or any of the Specified Entities);
(c)          make, or direct any person to make or in any way participate in (including announcing its intention to vote with any Person), or direct anyone to participate in, directly or indirectly, any “solicitation” of “proxies” to vote (as such terms are used in the rules of the SEC)

any Shares or to take shareholder action by written consent, except as expressly contemplated in Section 2.01;
(d)          call or request the calling of a meeting of the Company’s stockholders, submit any proposal for action by the stockholders of the Company, request the removal of any member of the Board of Directors or nominate candidates for election to the Board of Directors, except as expressly contemplated in Section 2.01;
(e)          make a claim or otherwise commence litigation against the Company or any of its Subsidiaries or any of their respective directors, officers or employees (provided that the foregoing shall not prohibit a Stockholder or any of its, his or her affiliates from making a claim or otherwise commencing litigation against the Company or any of its Subsidiaries to enforce rights (i) under legally binding contracts it, him or her has entered with the Company or any of its Subsidiaries or (ii) relating to indemnification by the Company or any of its Subsidiaries pursuant to their articles of incorporation, certificate of incorporation, bylaws, or similar governing document);
(f)          make any public statement that disparages the Company or any of its Subsidiaries or any of their respective directors, officers, employees or businesses;
(g)          publicly disclose any intention, plan or arrangement inconsistent with the foregoing or make any public statement or disclosure regarding any of the matters set forth in this Article III; or
(h)          publicly request, propose or otherwise seek an amendment or waiver of the provisions of this Article III.
SECTION 3.03.          Voting of Shares.
(a)          At any meeting of the stockholders of the Company and in connection with any proposed action by the stockholders of the Company, in each case where the record date therefor occurs during the Restricted Period, (i) each Stockholder shall, and shall cause the Specified Entities to, with respect to each such meeting of stockholders of the Company, attend in person or by proxy with respect to all Shares over which such Stockholder, or any Specified Entity, has Voting Power for purposes of establishing a quorum, (ii) each Stockholder shall, and shall cause the Specified Entities to, vote or cause to be voted, or otherwise act or cause an action to be taken with respect to, all such Stockholder’s Excess Shares, if any, in the manner determined by the Voting Committee, so long as the Voting Committee’s determination is communicated to such Stockholder at least three (3) Business Days prior to the applicable meeting or the last day for the taking of the proposed action, and (iii) each Stockholder may vote or otherwise act or cause to be voted or for action to be taken with respect to, all of such Stockholder’s Voting Power (other than the Voting Power represented by the Excess Shares) in such Stockholder’s discretion.  If as of the record date with respect to any meeting of stockholders or other proposed action by stockholders, the Stockholders Voting Percentage exceeds 12.5%, the “Excess Shares” of each Stockholder and Specified Entity shall be, with respect to such meeting or other proposed action, a number of Shares equal to the product of (i) the number of Shares then beneficially owned by such Stockholder or Specified Entity, as applicable, and (ii) a fraction the numerator of which shall be the amount by which the Stockholders Voting Percentage exceeds 12.5% and the denominator of which shall be the Stockholders Voting Percentage; if as of the record date with respect to any meeting of stockholders or other proposed action by stockholders, the Stockholders Voting Percentage is equal to or less than 12.5%, the “Excess Shares” shall be zero for all Stockholders and Specified Entities.
(b)          Notwithstanding the foregoing, with respect to any vote taken for the approval or adoption of any proposed Sale Transaction not resulting from a breach of Section 3.02, each Stockholder and Specified Entity may vote all Shares over which such Stockholder or Specified Entity holds Voting Power (including all Excess Shares) in such Stockholder’s or Specified Entity’s discretion.
(c)          Each Stockholder hereby irrevocably appoints, and shall cause each Specified Entity to appoint, the Company, its designees, and each of them individually, as such Stockholder’s or Specified Entity’s, as applicable, proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or execute consents, with respect to the Excess Shares as of any applicable record date during the Restricted Period, in each case solely to the extent and in the manner specified in this Section 3.03.  This proxy is given to secure the performance of the duties of such Stockholder under this Agreement.  Such Stockholder shall not, and shall cause each Specified Entity not to, directly or indirectly grant any Person any proxy (revocable or irrevocable), power of attorney or other authorization with respect to any of such Stockholder’s or any Specified Entity’s Excess Shares that is inconsistent with this Section 3.03, except to the extent permitted by the last sentence of Section 2.2 of the Support Agreement.  The proxy and power of attorney granted pursuant to this Section 3.03 by each Stockholder and Specified Entity shall be irrevocable during the Restricted Period (or, if a record date occurs during the Restricted Period, and the related vote or other action is not to occur until after the Restricted Period, shall be irrevocable on the day after the applicable meeting of stockholders or the day after the last day for the taking of such action), shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Stockholder or any Specified Entity with regard to such Stockholder’s or Specified Entity’s Excess Shares and such Stockholder acknowledges that the proxy constitutes an inducement for the Company to enter into this Agreement.  The power of attorney granted by each Stockholder and Specified Entity is a durable power of attorney and shall survive the bankruptcy, dissolution, death or incapacity of such Stockholder or Specified Entity.  The proxy and power of attorney granted hereunder shall terminate only upon the expiration of the Restricted Period (or, if a record date occurs during the Restricted Period, and the related vote or other action is not to occur until after the Restricted Period, such proxy and power of attorney granted hereunder shall terminate on the day after the applicable meeting of stockholders or the day after the last day for the taking of such action).

ARTICLE IV

 TRANSFER OF SHARES
SECTION 4.01.          Limitation on Transfer of Shares.  During the Restricted Period, any Transfer of Shares by any Stockholder or Specified Entity shall be subject to the following limitations:
(a)          no Shares may be Transferred, to any Person or Group, if, after giving effect to such Transfer such Person or Group would, to the knowledge of any Stockholder, beneficially own, or have the right to acquire, 7% or more of the Voting Power of the Company, unless such Transfer is to any Stockholder Entity or to a member of the Family of a Stockholder, but only if such Stockholder Entity or Family member agrees to be bound by the terms of this Agreement as a Stockholder and execute a joinder reasonably satisfactory to the Company at the time of such Transfer;
(b)          no Shares may be Transferred to any competitor of the Company or any of its Subsidiaries (as reasonably determined by the Company); and
(c)          if such Transfer is an open market sale, such Transfer shall be made in accordance with the volume and manner of sale restrictions under Paragraphs (e)(1) and (f) of Rule 144 under the Securities Act (regardless of whether the volume and manner of sale restrictions therein are otherwise applicable);
provided, however, that the restrictions in this Section 4.01(a) shall not apply to (i) sales pursuant to a widely disbursed public offering of Shares registered under the Securities Act in accordance with the Registration Rights Agreement, (ii) any Transfers of Shares pursuant to an offer or transaction approved or recommended by the Majority Directors or (iii) any pledge or hedging transaction entered into in accordance with Section 2.01(g) or any foreclosure or settlement pursuant to the terms of an Existing Share Agreement or New Share Agreement existing or entered into in accordance with Section 2.01(g).
SECTION 4.02.          Notice.  During the Restricted Period, each Stockholder shall notify the Company in writing of any disposition or acquisition of Equity Securities by such Stockholder or any Specified Entity within two (2) Business Days after such disposition or acquisition.  The filing by a Stockholder or a Specified Entity of a Form 4 disclosing such disposition or acquisition within such two (2) Business Day period shall be deemed to satisfy such Stockholder’s notice obligation under this Section 4.02.
SECTION 4.03.          Improper Transfers.  Any attempted Transfer in violation of this Agreement shall be of no effect and null and void, shall confer no rights or privileges in or with respect to the Company to the purported transferee, regardless of whether the purported transferee has any actual or constructive knowledge of the Transfer restrictions set forth in this Agreement, and shall not be recorded on the stock transfer books of the Company.

ARTICLE V

 MISCELLANEOUS
SECTION 5.01.          Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) four business days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one business day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (c) immediately upon delivery by hand or by facsimile (with a written or electronic confirmation of delivery), if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then on the recipient’s next business day, in each case to the intended recipient as set forth below:
(a)          if to any of the Stockholders, to:
Jerry Moyes
2710 E Old Tower Rd.
Phoenix, AZ 85034
Fax:  (602) 275-6417
Phone:  (602) 875-5351
 Attention: Vicki Plein

with a copy to:
Scudder Law Firm, P.C., L.L.O.
411 S. 13th St., Suite 200
Lincoln, NE 68508
Fax:  (402) 435-4239
Phone:  (402) 435-3223
Attention: Earl Scudder; Mark Scudder

(b)          if to the Company, to:
Swift Transportation Company
2200 S. 75th Avenue
Phoenix, Arizona 85043
Attention: General Counsel
Facsimile: (623) 907-7464

with a copy to:
Knight Transportation, Inc.
20002 North 19th Avenue
 Phoenix, Arizona 85027
Fax:  (480) 425-3998
Attention:  General Counsel

with a copy to:
Fried, Frank, Harris, Shriver & Jacobson, LLP
One New York Plaza
New York, New York 10004
Fax:  (212) 859-4000
Attention: Philip Richter

with a copy to:
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention:  Daniel E. Wolf
Michael P. Brueck
Claire E. James
Facsimile: (212) 446-4900

SECTION 5.02.          Expenses.  All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense unless otherwise provided herein.
SECTION 5.03.          Amendments; Waivers.
(a)          No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed, (i) in the case of an amendment, by the Company and approved by the Majority Directors and the Jack Designator, and (ii) in the case of a waiver against the Company, by the Company and approved by the Majority Directors, or in the case of a waiver against any of the Stockholders, by the Jack Designator.  For the avoidance of doubt, any such action taken by the Jack Designator shall be deemed binding on all of the Stockholders and the Specified Entities for purposes of determining whether a breach has occurred hereunder.  Notwithstanding anything in this Agreement to the contrary, until the Effective Time, this Agreement may not be amended, supplemented, restated, modified, waived or terminated (and the Company may not agree to any of the foregoing) without the prior written consent of Rook (it being expressly agreed that Rook shall be a third party beneficiary of this Section 5.03).
(b)          Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, or delay or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default hereunder by any other party shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement.  The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

SECTION 5.04.          Interpretation.  When a reference is made in this Agreement to a Section, Subsection or Annex, such reference shall be to a Section or Subsection of, or an Annex to, this Agreement unless otherwise indicated.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The words “date hereof” shall refer to the date of this Agreement.  The term “or” is not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented.  The original parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  The parties each hereby acknowledge that this Agreement reflects an agreement between sophisticated parties derived from arm’s-length negotiations.  Further, prior drafts of this Agreement or any ancillary agreements hereto or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement or any ancillary agreements hereto shall not be used as an aide of construction or otherwise constitute evidence of the intent of the parties hereto; and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of such prior drafts.
SECTION 5.05.          Severability.  If any provision of this Agreement is invalid, illegal or unenforceable, that provision will, to the extent possible, be modified in such a manner as to be valid, legal and enforceable but so as to retain most nearly the intent of the parties as expressed herein, and if such a modification is not possible, that provision will be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.
SECTION 5.06.          Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.  Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.
SECTION 5.07.          Entire Agreement; No Third-Party Beneficiaries; Several Obligations.  This Agreement, and (to the extent referenced herein) the Merger Agreement and the Registration Rights Agreement, constitutes the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof and, except as provided in Section 5.03, this Agreement is not intended to confer upon any Person, other than the parties hereto any rights, remedies, obligations or liabilities under or by reason of this Agreement.
SECTION 5.08.          Governing Law.  This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the State of Delaware.  The parties hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and of the federal court of United States of America, in each case located in Wilmington, Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in an inconvenient forum.  EACH PARTY TO THIS AGREEMENT IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN CONNECTION WITH ANY MATTER ARISING OUT OF THIS AGREEMENT and, to the fullest extent permitted by Applicable Law, any defense or objection it may now or hereafter have to the laying of venue of any proceeding under this Agreement brought in the Delaware Courts and any claim that any proceeding under this Agreement brought in any such court has been brought in an inconvenient forum.
SECTION 5.09.          Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties hereto and the Majority Directors.  Any purported assignment without such prior written consent shall be void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
SECTION 5.10.          Enforcement; Information.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy, this being in addition to any other remedy to which they are entitled at Law or in equity.  Each Stockholder shall provide the Company with such information regarding the direct or indirect ownership of Shares and holding of Voting Power by such Stockholder, members of such Stockholder’s Family and their respective affiliates and any agreements (including hedging, pledge or derivative transaction agreements) relating to any Shares or Voting Power to which any of them may be a party, in each case as may be requested from time to time by the Company.
SECTION 5.11.          Effectiveness; Termination.  This Agreement shall become effective as of the Effective Time. In the event that the Merger Agreement shall be terminated in accordance with its terms prior to the Effective Time, this Agreement shall thereupon terminate.
SECTION 5.12.          Confidentiality.

(a)          Each Stockholder agrees to maintain, and shall cause each of its controlled affiliates, directors, officers, employees and other representatives (including any Director) to maintain, the confidentiality of all non-public information obtained by such Stockholder from the Company or any of its Subsidiaries or their respective directors, officers, employees or agents, and not to use such information for any purpose other than (i) the evaluation and protection of the investment by the Stockholders in the Company, (ii) the exercise by the Stockholders of any of their respective rights under this Agreement and (iii) the exercise by the Directors of their fiduciary duties as Directors of the Company.
(b)          Notwithstanding the foregoing, the confidentiality obligations of Section 5.12(a) will not apply to information obtained other than in violation of this Agreement:
(i)          which such Stockholder or any of its officers, employees, representatives, consultants or advisors is required to disclose by judicial or administrative process, or by other requirements of applicable Law (including any applicable rule, regulation or order of a self-governing authority, such as the NYSE); provided, however, that, where and to the extent practicable and legally permissible, the disclosing party (A) gives the other party reasonable notice of any such requirement and, to the extent protective measures consistent with such requirement are available, the opportunity to seek appropriate protective measures and (B) cooperates with such party in attempting to obtain such protective measures;
(ii)          which becomes available to the public other than as a result of a breach of Section 5.12(a);
(iii)         which is already in such Stockholder’s possession prior to disclosure by the Company, provided that, to such Stockholder’s knowledge, such information is not subject to another confidentiality agreement or other obligation of secrecy to the Company;
(iv)         which has been, is or becomes independently developed by such Stockholder or on its behalf without a breach of Section 5.12(a); or
(v)          which has been provided on a non-confidential basis to such Stockholder or any of its officers, employees, representatives, consultants or advisors by a third party who obtained such information other than from any such Person or other than as a result of a breach of Section 5.12(a); provided that, to such Stockholder’s knowledge, such other source is not bound by a confidentiality obligation to the Company.
SECTION 5.13.          Representations and Warranties.  The Company represents and warrants to the Stockholders, and each of the Stockholders represents and warrants to the Company, that as of the date of this Agreement:
(a)          it has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement;

(b)          the execution and delivery by it of this Agreement and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or limited liability company action on its part; and
(c)          this Agreement has been duly executed and delivered by it, and (assuming the due authorization, execution and delivery by each of the other parties to this Agreement) constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
SECTION 5.14.          Acknowledgment of Securities Laws.  Each Stockholder hereby acknowledges that it is aware, and that it will advise its representatives who are informed as to the material non-public information that is the subject of Section 5.12, that the United States securities Laws prohibit any Person who has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communication of such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities.
SECTION 5.15.          Specified Entities.  Each Stockholder shall use its reasonable best efforts to obtain such approvals as necessary to allow each Specified Entity to be bound by this Agreement as a Stockholder, and upon obtaining any such approval shall cause the applicable Specified Entity to agree to be bound by the terms hereof as a Stockholder.
[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.
SWIFT TRANSPORTATION COMPANY

By:	/s/ Virginia Henkels
Name: Virginia Henkels
Title: Executive Vice President and Chief Financial Officer

/s/ Jerry Moyes
JERRY MOYES

/s/ Vickie Moyes
VICKIE MOYES

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87

By:	/s/ Jerry Moyes
Name: Jerry Moyes
Title: Co-Trustee

By:	/s/ Vickie Moyes
Name: Vickie Moyes
Title: Co-Trustee

/s/ Michael Moyes
MICHAEL MOYES

/s/ Lyndee Moyes Nester
LYNDEE MOYES NESTER
[Stockholders Agreement Signature Page]

ANNEX A
Existing Share Agreements

Record Owner	Number of Shares of Company Common Stock Pledged	Number of Shares of Company Class B Common Stock Pledged	Nature of Hedging/Pledging Arrangements	Counterparties and Dates[1]
Cactus Holding Company, LLC	-	3,300,000	Variable Prepaid Forward Contract	Citigroup Global Markets Inc. November 18, 2016
	1,951,006	5,054,978	Variable Prepaid Forward Contract	Citigroup Global Markets Inc. November 18, 2016
Cactus Holding Company II, LLC	6,761,400	-	Sale and Repurchase Agreement[2]	Citigroup Global Markets Limited, represented by Citigroup Global Markets Inc. as its agent May 30, 2014
	636,860	1,863,140	Loan	Morgan Stanley Private Bank, National Association July 20, 2016
	1,250,000	-	Loan	First Western Bank January 13, 2017
	-	380,112	Loan	MidFirst Bank April 29, 2016
M Capital Group Investors II, LLC	-	13,700,000	Variable Prepaid Forward Contract	Citibank, N.A. November 18, 2016
	-	12,294,016	Variable Prepaid Forward Contract	Citigroup Global Markets Inc. November 18, 2016
Michael Moyes	-	500,000	Settlement Agreement	National Hockey League April 20, 2016
Lyndee Moyes Nester	-	500,000	Settlement Agreement	National Hockey League April 20, 2016
Marti Lyn Moyes	-	500,000	Settlement Agreement	National Hockey League April 20, 2016
Todd Moyes	-	500,000	Settlement Agreement	National Hockey League April 20, 2016

1          Dates for Variable Prepaid Forward Contracts represent the dates of the most recent Amended and Restated Supplemental Confirmations governing such contracts.  Date for First Western loan is the date of the Amended and Restated loan documents.  Dates for other agreements refer to the date of the original agreement and do not include amendment dates, if applicable.
2          Shares underlying this arrangement are not “pledged” but have been sold subject to repurchase.

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